SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated March 2, 2007 relating to the changes of Directors and Alternate Director of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CHANGES OF DIRECTORS AND ALTERNATE DIRECTOR

With effect from 28 February 2007, (a) Mr. Michael John O’Connor has been appointed as a Non-executive Director of the Company in place of Mr. Naguib Sawiris who has tendered his resignation, and (b) Mr. Martin Wolfang Michlmayr has ceased automatically to act as an Alternate Director to Mr. Sawiris and has been appointed as an Alternate Director to Mr. O’Connor.

The Board of Directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) announces that with effect from 28 February 2007, Mr. Michael John O’Connor has been appointed as a Non-executive Director of the Company in place of Mr. Naguib Sawiris who has tendered his resignation, and Mr. Martin Wolfang Michlmayr has ceased automatically to act as an Alternate Director to Mr. Sawiris and has been appointed as an Alternate Director to Mr. O’Connor.

Mr. Sawiris has no disagreement with the Board and he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. O’Connor, aged 40, has 17 years of experience in strategy formulation and economic and financial modeling in telecommunications and transportation sectors. He has held senior executive positions within Orascom Telecom Holding S.A.E. (“OTH”) since 1999 and is currently holding the position of Investment and Business Development Officer. Previously he was the Director of the Center for Economic and Financial Analysis at Science Applications International Corporation, one of the largest consultancy companies in the United States based in Washington, DC and San Diego, California. He holds a Masters degree in Economics and Finance from Carleton University in Ottawa, Ontario, Canada.

Mr. Michlmayr, aged 35, was formerly an Alternate Director to Mr. Sawiris since December 2005. He is the corporate finance director at OTH and Weather Capital Sarl (“Weather”), and a founding member of OTH’s Paris based corporate finance office which he joined in July 2002. Prior to joining OTH, Mr. Michlmayr worked in the investment banking division at JPMorgan in New York and London beginning in 1998. From 1992 to 1997, Mr. Michlmayr worked for Bank of America and AIG in San Francisco. He holds a Bachelor of Arts degree in German Literature and a Master’s degree in Business Administration.

Neither Mr. O’Connor nor Mr. Michlmayr has held any other positions with the Company or other members of the Company’s group or held any directorships in other listed public companies. Neither Mr. O’Connor nor Mr. Michlmayr has any relationships with any other directors, senior management, substantial or controlling shareholders of the Company. As at the date hereof, neither Mr. O’Connor nor Mr. Michlmayr has any interests in the shares of the Company within the meaning of Securities and Futures Ordinance (“SFO”).

Both of OTH and Weather are substantial shareholders of the Company within the meaning of Part XV of the SFO.

The appointment of Mr. O’Connor as a Non-executive Director of the Company is for an initial term ending on the date of the Company’s next annual general meeting subject to his re-election as and when required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”) and Mr. O’Connor is entitled to an annual fee of US$35,000 (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Executive Directors of the Company. There is no service agreement between Mr. Michlmayr and the Company with respect to his appointment as an Alternate Director to Mr. O’Connor. Furthermore, no terms have been fixed or proposed for Mr. Michlmayr’s length of service with the Company and he will not receive any remuneration in his capacity as an Alternate Director of the Company.

Save as disclosed above, there are no other matters concerning the changes of Directors and Alternate Director of the Company that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Sawiris for his valuable contribution to the Company for the past year.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan (Alternate to
Mr. Frank John SIXT	Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Michael John O’CONNOR	Mr. Martin Wolfang MICHLMAYR (Alternate to Mr. Michael John O’Connor)
Mr. Aldo MAREUSE	Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 2 March 2007